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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                SCHEDULE 14D-1



                               (Amendment No. 2)



                             Tender Offer Statement
     (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                             ----------------------

                              CBI INDUSTRIES, INC.
                           (Name of Subject Company)

                                 PRAXAIR, INC.
                             PX ACQUISITION CORP.
                                   (Bidders)

      Common Stock, $2.50 par value per share (and the associated Rights)
                         (Title of Class of Securities)

                                  124800-10-3
                     (CUSIP Number of Class of Securities)

                               David H. Chaifetz
                        Vice President, General Counsel
                                 and Secretary
                                 Praxair, Inc.
                             39 Old Ridgebury Road
                        Danbury, Connecticut 06810-5113
                                 (203) 837-2000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                            ----------------------

                                   Copies to:

                             Neil T. Anderson, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1, as amended (the "Schedule 14D-1"), originally filed by Praxair, Inc., a Delaware corporation ("Praxair"), and PX Acquisition Corp., a Delaware corporation (the "Purchaser"), on November 3, 1995 relating to the tender offer disclosed therein to purchase all of the outstanding Shares (including any associated Rights) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1995, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item  4 is hereby amended and supplemented by adding thereto the following:

     On November 6, 1995, Praxair obtained commitments (the "Commitments"), from Morgan Guaranty Trust Company of New York ("Morgan"), Chemical Bank ("Chemical") and Credit Suisse (collectively, the "Committing Banks"), pursuant to and subject to the terms of a letter dated November 6, 1995 (the "Commitment Letter") and the Summary of Terms and Conditions attached thereto (the "Term Sheet"), to provide up to $500 million each ($1.5 billion in aggregate) of a credit facility of up to $3.0 billion (the "Credit Facility"), of which approximately one-half would be used by Praxair for purposes of making capital contributions or advances to the Purchaser to finance its purchase of the Shares (and associated Rights), approximately $1.0 billion would be used to refinance existing indebtedness of CBI Industries, Inc. (the "Company") and Praxair, and the balance would be used to pay related fees and expenses and for general corporate purposes.

     Pursuant to the Commitment Letter, J.P. Morgan Securities Inc., Chemical Securities Inc. and Credit Suisse (the "Arrangers") have agreed to use their best efforts to arrange a syndicate of financial institutions ("Lenders"), acceptable to Praxair, to provide the Credit Facility. Morgan will act as the Documentation Agent and Chemical will act as Administrative Agent and Auction Agent (Morgan and Chemical, in such capacity, the "Agents") for the Credit Facility.

     Under the Commitment Letter, each Committing Bank's commitment is subject (among other conditions relating to certain material adverse changes (i) in the business of Praxair or the Company, (ii) in the terms and conditions of the Offer or (iii) in financing, bank syndication or capital market conditions) to the negotiation, execution and delivery prior to March 1, 1996 of definitive documentation with respect to the Credit Facility containing the terms and conditions set forth in the Term Sheet and such other provisions, not inconsistent with the Term Sheet, satisfactory in form and substance to such Committing Bank and Praxair (the "Credit Documents"). The Financing Condition will be deemed satisfied upon the execution of the Credit Documents.

     The Credit Facility will be a reducing revolving credit facility with a final maturity of five years from the closing date (the "Closing Date") of the Credit Facility. The maximum amount of revolving credit commitments available will be $3.0 billion for the first two years after the Closing Date, $2.7 billion for the third year after the Closing Date, $2.3 billion for the fourth year after the Closing Date and $1.9 billion for the fifth year after the Closing Date. As long as the commitments exceed $1.5 billion, they will be reduced by 75% of all net cash proceeds from the (i) sale of any of the Company's businesses and any other business that Praxair disposes of for regulatory reasons and (ii) incurrence of certain other indebtedness and the issuance of equity securities by Praxair.

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     The Term Sheet provides that Praxair will have the option of borrowing (i)
at LIBOR plus a margin ranging from 12.00 to 45.00 basis points per annum, depending on the ratings for Praxair's long-term senior unsecured debt (if utilization exceeds 50%, plus a 5 basis point per annum utilization fee for certain credit quality levels), (ii) at a CD rate plus a margin ranging from
24.50 to 57.50 basis points per annum, depending on the ratings for Praxair's long-term senior unsecured debt, (iii) at a fluctuating Base Rate equal to the higher of (x) the Agents' publicly announced reference rate or (y) the federal funds rate plus 50 basis points or (iv) under a Money Market Option. Under the Money Market Option, Praxair may from time to time request the Auction Agent to select competitive bids from the Lenders at either a specified margin over LIBOR or at a specified fixed absolute rate. Each Lender may bid at its own discretion for amounts up to the total amount of commitments, and Praxair will be under no obligation to accept any of the bids. Each Lender's advance under the Money Market Option will not reduce such Lender's obligation to lend its pro rata share of the remaining undrawn commitment.

     The Term Sheet provides that Praxair shall pay a per annum facility fee ranging from 8.00 to 25.00 basis points, depending on the ratings for Praxair's long-term senior unsecured debt, of the total commitments in effect.

     Under the Term Sheet, borrowings under the Base Rate may be prepaid at any time on one business days' notice. Borrowings under the LIBOR and CD rates may be prepaid subject to the payment of funding losses. Borrowings under the Money Market Option may not be prepaid until the end of an interest period.

     The Term Sheet provides that Praxair will make representations and warranties including as to: (i) corporate existence, (ii) corporate and governmental authorization, no contravention and binding effect, (iii) financial information, (iv) no material adverse change, (v) environmental matters, (vi) compliance with ERISA, (vii) no material litigation, (viii) existence, incorporation, etc. of subsidiaries, (ix) not being an investment company, (x) disclosure and (xi) any additional matters appropriate in light of the acquisition of the Company and reasonable in the context of a public tender offer.

     The Term Sheet provides that conditions to each borrowing under the Credit Facility will include: (i) absence of default, (ii) continued accuracy of certain representations and warranties, (iii) appropriate conditions relating to the acquisition of the Company and reasonable in the context of a public tender offer, including, without limitation, fulfillment of conditions to acceptance of tendered Shares and (iv) the amount of the commitments under the Credit Facility being sufficient to finance the consummation of the acquisition of the Company and the refinancing of the indebtedness contemplated to be repaid as a result of such acquisition and to provide adequate liquidity for Praxair.

     The Term Sheet provides that Praxair and certain of its subsidiaries will be bound by covenants including as to (subject to modification to the extent appropriate in light of the acquisition of the Company and to comply with margin regulations): (i) provision of information, (ii) maintenance of property and insurance coverage, (iii) absence of certain liens, (iv) limitation on debt outstanding, (vi) consolidations, mergers and sale of assets, (vii) use of proceeds and (viii) certain financial covenants, including (a) minimum book net worth (not to be less than $830 million, subject to certain adjustments), (b) debt to book net worth ratio and (c) interest coverage ratio.

     The Term Sheet provides that the events of default under the Credit Documents will include: (i) failure to pay principal within two days of when due or interest or fees within five days of when due, (ii) failure to meet covenants (with 20 days grace, where appropriate), (iii) falsehood of representations and warranties in any materially adverse respect when made, (iv) occurrence of a default under certain debt

                                       2
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of Praxair and its subsidiaries, that allows such debt to be accelerated, (v)
change of ownership or control, (vi) bankruptcy and insolvency of Praxair or its subsidiaries having assets greater than $150 million and (vii) other customary defaults including ERISA and judgment default.

     The Term Sheet provides that the Credit Documents will contain customary provisions protecting the Lenders in the event of unavailability of funding, illegality, increased costs and funding losses and new capital adequacy requirements. The Term Sheet also provides that Praxair will indemnify the Lenders against certain losses and will pay all reasonable legal and other out-of-pocket expenses of the Agents related to the Credit Facility.

     Praxair has also agreed to pay the Arrangers certain fees as consideration for their agreement to arrange, manage and structure the Credit Facility and to pay the Committing Banks certain fees for their commitment under the Commitment Letter. Praxair has also agreed to pay each Lender (other than the Committing Banks) to provide a portion of the Credit Facility an allocation fee based on the amount such Lender offers to commit to the Credit Facility (which allocation fee shall be paid by a Committing Bank, to the extent such Lender's commitment represents an allocation of the Commiting Bank's commitment).

     The foregoing summary of the Commitment Letter and the Term Sheet does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter and Term Sheet, copies of which are attached hereto as an exhibit and incorporated herein by reference.

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ITEM 10.  ADDITIONAL INFORMATION.

(c) Praxair's Notification and Report Form under the HSR Act was accepted for filing by the FTC and the Antitrust Division on November 6, 1995, and accordingly, the waiting period under the HSR Act will expire at 11:59 P.M., New York City time, on November 21, 1995 unless earlier terminated or extended by a request for additional information.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

       Item 11 is hereby amended and supplemented by adding thereto the following:

(b)(1) Commitment Letter dated November 6, 1995 from Morgan Guaranty Trust Company of New York, J.P. Morgan Securities Inc., Chemical Bank, Chemical Securities Inc. and Credit Suisse to Praxair, Inc., with attached Summary of Terms and Conditions for Praxair, Inc.

                                       4
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                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 1995
                                 PRAXAIR, INC.


                                 By: /s/ David H. Chaifetz
                                    ----------------------
                                    Name: David H. Chaifetz
                                    Title: Vice President, General Counsel and
                                           Secretary


                                 PRAXAIR ACQUISITION CORP.


                                 By: /s/ David H. Chaifetz
                                    ----------------------
                                    Name: David H. Chaifetz
                                    Title: President-Secretary

                                       5
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                               INDEX TO EXHIBITS
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                                                                                                    SEQUENTIALLY
                                                                                                      NUMBERED
 EXHIBIT NO.                                       DESCRIPTION                                         PAGES
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
(b)(1)         Commitment Letter dated November 6, 1995 from Morgan Guaranty Trust
               Company of New York, J.P. Morgan Securities Inc., Chemical Bank, Chemical
               Securities Inc. and Credit Suisse to Praxair, Inc., with attached Summary of Terms and Conditions for Praxair, Inc.

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